UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53406

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __10/01/2022__ AND ENDING __09/30/2023__
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Capfi Partners LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

230 East 50th Street, Apt 8D
(No. and Street)

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING   doug@colombo-consulting.com

Douglas Colombo	**(312) 718 - 2573**	▮▮▮▮▮▮▮▮
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese CPA, P.C.
(Name – f individual, state last, first, and middle name)

125 E Lake Street, Ste 30	**Bloomingdale**	**IL**	**60108**
(Address)	(City)	(State)	(Zip Code)

10/20/2009	**3874**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Douglas Colombo_____ , swear (or affirm) that, to the best of my knowledge and belief, the

financial report pertaining to the firm of   Capfi Partners, LLC   , as of

~~9/30~~  , 2 _023_ , is true and correct. I further swear (or affirm) that neither the company nor any

partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature

Title: Financial Officer (FINOP)



Notary Public

This filing** contains (check all applicable boxes):
- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other:

**To request treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CamScanner

CAPFI PARTNERS, LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2023

CONFIDENTIAL

CONFIDENTIAL TREATMENT REQUESTED

CAPFI PARTNERS, LLC
FINANCIAL STATEMENTS
FOR THE FISCAL YEAR ENDED SEPTEMBER
30, 2023

Table of Contents



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members of CapFi Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CapFi Partners, LLC as of September 30, 2023, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of CapFi Partners, LLC as of September 30, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of CapFi Partners, LLC's management. Our responsibility is to express an opinion on CapFi Partners, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to CapFi Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of CapFi Partners, LLC's financial statements. The supplemental information is the responsibility of CapFi Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed in the accompanying table of contents is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as CapFi Partners, LLC's auditor since 2022.

Michael Coglianese CPA. P.C.

Bloomingdale, IL
January 10, 2024

CAPFI PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2023

	TOTAL
ASSETS	
Cash	$36,990
Accounts Receivable	$49,546
Right of Use Asset	$43,569
TOTAL ASSETS	**$130,105**
LIABILITIES AND EQUITY	
Liabilities	
Accounts Payable	$9,410
Lease Obligation	$43,184
Total Liabilities	**$52,594**
Member's Equity	$77,511
Total Liabilities and Member's Equity	**$130,105**

CAPFI PARTNERS, LLC
STATEMENT OF OPERATIONS
FOR THE FISCAL YEAR ENDED SEPTEMBER
30, 2023

	TOTAL
REVENUES	
Advisory Fee	$90,000
Private Placement Fees	$56,864
Miscellaneous Income	$5
TOTAL REVENUES	**$146,869**
EXPENSES	
Commission Sharing Expense	$51,177
Regulatory Fees	$2,804
Office Expense	$1,249
Interest Expense	$2,411
Professional Fees - Accounting	$15,357
Professional Fees -Compliance	$30,000
Professional Fees - Other	$12,000
Telephone Expense	$4,015
Travel Expense	$317
Dues & Subscriptions	$695
SIPC Expense	$357
Bank Charges	$331
Fines	$5,532
Miscellaneous Expense	$179
Right of Use Amortization	$16,757
TOTAL EXPENSES	**$143,181**
NET INCOME	**$3,688**

CAPFI PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2023

MEMBER'S EQUITY, October 1, 2022	**$73,823**
Net Income	**$ 3,688**
MEMBER'S EQUITY, September 30, 2023	**$77,511**

CAPFI PARTNERS, LLC
STATEMENT OF CASH FLOWS
AS OF SEPTEMBER 30, 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	$3,688
Accounts Payable	($ 4,149)
Lease Obligation	$43,184
Accounts Receivable	($16,530)
Net cash used in operating activities	$ 42,722
Investing Activities	
Right of Use Asset	($ 43,569)
Net Cash provided for investment activities	($60,099)
Cash at Beginning of Period	$54,367
NET CASH END OF PERIOD	**$36,990**
Supplemental disclosure of cash flow information	
Cash paid during the year for interest	$0
Income tax payments	$0

CAPFI PARTNERS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C-1
OF THE SECURITIES AN EXCHANGE COMMISSION AS
OF SEPTEMBER 30, 2023

TOTAL MEMBER EQUITY FROM STATEMENT OF FINANCIAL CONDITION	77,511
Non-allowable assets:	($49,546)
Net Capital	$27,966

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$5,000
Excess net capital	$22,966
AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued expenses	$52,594
Percentage of Aggregate indebtedness to Net Capital	188%

Reconciliation with Company's computation (included in Part IIA of Form X-17 A-5) as of September 30, 2023

Unaudited FOCUS Report	$27,580
Audit Adjustments	$386
Net Capital per above	**$27,966**

CAPFI PARTNERS, LLC
SCHEDULE I
AS Of SEPTEMBER 30, 2023

Computation of Determination of Reserve Requirements

Pursuant to Rule 15c3-3

Not applicable

Information for Possession or Control
Requirements under Rule 15c3-3

Not applicable

Note 1 -   Organization and Nature of the Business

CapFi Partners, LLC (the Company) is a Delaware limited liability company located in Virginia, and approved by FINRA in May 2005. The Company is a broker dealer registered with the Securities Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company derives its income primarily from Investment Advisory Fees and Private Placement Fees

Note 2 -   Summary of Significant Accounting Policies

   a)   Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

   b)   Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

   c)   Statement of Cash Flows

For purposes of the statement of cash flows The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The Company has adopted the indirect method of presenting the statements of cash flows in accordance with current authoritative pronouncements. The Company includes as cash and cash equivalents amounts invested in money market funds. The Company's cash is held by a major financial institution and is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000.

   d)   Accounts Receivable

The Company may extend unsecured credit in the normal course of business to its clients. The determination of the amount of uncollectible accounts is based on the amount of credit extended and the length of time each receivable has been outstanding. There is no allowance as of September 30, 2023.

   e)   Depreciation

All Company assets have been fully depreciated

   f)   Recent Accounting Standards

In February 2016, the Financial Accounting Standards Board, ("FASB"), issued Accounting Standards Update, ("ASU"), No. 2016-02, Leases (Topic 842), which establishes a comprehensive new lease accounting model. The new standard: (a) clarifies the definition of a lease; (b) requires a dual approach to lease classification similar to current lease classifications; and (c) causes lessees to recognize leases on the balance sheet as a lease liability with a corresponding right-of-use asset for leases with a lease-term of more than 12 months. The new standard is effective for fiscal years and interim periods beginning after December 15, 2018, with early adoption permitted. A modified retrospective transition approach is required for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, including a number of optional practical expedients that entities may elect to apply. In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842): Targeted Improvements, an update which provides another

transition method, in addition to the existing modified retrospective transition method, by allowing entities to initially apply the new lease standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The Company
adopted Topic 842 effective with an applicable new lease in December, 2022 using a modified retrospective method and will not restate comparative periods. Upon adoption, the Company recorded a right-to-use asset of approximately $60,326.09 and a corresponding lease liability of approximately $58,870.01
on the Company's balance sheet with the difference relating to initial cost of the lease adoption.

g) Revenue Recognition
Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Cust mers ("ASC Topic 606"). This revenue recognition guidance requires that an entity recognize revenue due to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the contract price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company recognizes revenue from advisory fees in the period received, generally when the assignment has been completed or as the advisory services are delivered. Private placement fees and related expenses are generally recorded at the point in time the services are provided or that performance under the agreement is completed (the closing date of the transaction) or the contract is terminated.

h) Income Taxes
The Company is treated as a sole proprietorship (disregarded entity) for federal income tax purposes. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. The Company's tax returns and the amount of income or loss allocable to the member are subject to examination by federal and state taxing authorities. In the event of an examination of The Company's tax return, the tax liability of the member could be changed if an adjustment in The Company's income or loss is ultimately determined by the taxing authorities. Certain transactions of The Company's may be subject to accounting methods for federal and state income tax purposes which differ significantly from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of The Company and the resulting balances in the members' capital account reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements. The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance The Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. Management has determined that The Company has no uncertain tax positions that would require financial statement recognition at September 30, 2023. This determination will always be subject to ongoing evaluation as facts and circumstances may require. As of September 30, 2023, the Company's federal and state tax returns generally remain open for the last three years. In addition, no income tax related penalties or interest have been recorded for the period October 1, 2022 through September 30, 2023.

I) **Government and Other Regulation**
The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Note 3 - Credit Risk and Concentrations

The Company's revenues are made up of advisory fees earned from one Client (see Note 6), and placement fees. There is no assurance of future revenues from this individual as the agreement can be terminated by either party upon 30 days written notice.
The Company maintains its cash balances in a single financial institution in amounts which, at times, may exceed federally insured limits. The Federal Deposit Insurance Corporation insures The Company's bank accounts up to $250,000. The Company has not experienced any losses on these accounts and believes it is not subject to any significant credit risk. On September 30, 2023 The Company had no uninsured balance.

Note 4 - Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule I 5c3-I (e)(2) The Company may not authorize distributions to its members if such distributions cause The Company's net capital to fall below 120% of The Company's minimum net capital requirement. As of September 30, 2023, The Company was not in violation of this requirement.

Note 5 - Related Party Transactions

The Company has a non-exclusive agreement with Peter Snyder to provide advisory services regarding financial and investing matters. The Company does not have discretion over any accounts or assets and does not provide legal or tax advice. The agreement can be terminated by either party 30 days written notice. The parties are related by family. The total amount of advisory fees earned during the year from this agreement were $90,000. The Company has a receivable from its Managing Member for $49,546. The amount is included as Accounts Receivable on the Statement of Financial Condition.

Note 6 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15C3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 800% in the first year of operations, and 1500% in every year thereafter. At September 30, 2023 The Company had net capital of $27,966 which was $22,966 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital was 188%.

Note 7 - Fair Value
Cash and cash equivalents, receivables (if any), accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

Note 8 - Subsequent Events
These financial statements were approved by management and available for issuance on the date of the Independent Auditors' Report. Subsequent events have been evaluated through this date. There were no subsequent events requiring disclosures and or adjustments.

Note 9 - Going Concern Operation

The accompanying statements have been prepared assuming the Company will continue as a growing concern. The Company had a small gain from their two sources of revenue, Advisory revenue from one client, and private placement revenue from on old placement. client. This casts substantial doubt about the Company's ability to continue as a growing concern. The member stated that he will make any additional capital contributions to keep the company in Net Capital compliance. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty

Note 10 Right of Use Accounting
The Company has one lease with an imputed annual interest rate of 4.8%. The term of the lease is 36 months commencing on 12/21/2022 and ending on 12/21/2025. The undiscounted cashflows on an annual basis for the next 3 years:
10/1/23 - 9/30/24 $21,025
10/1/24-9/30/25=$21,025
10/1/25-12/21/25 = $3,504

Total Maturities = $45,555

The lease does not require the Company to maintain a security deposit. The Company recorded a right-of-use asset of approximately $60,326.09 and a corresponding lease liability of approximately $58,870.01 on the Company's Statement of Financial Condition at adoption.



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members of CapFi Partners, LLC

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers ("Exemption Report") pursuant to SEC Rule 17a-5, in which CapFi Partners, LLC did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and is filing its Exemption Report as a Non-Covered Firm relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because CapFi Partners, LLC limits its business activities exclusively to investment advisory fees and private placement fees, and CapFi Partners, LLC (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to CapFi Partners, LLC); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year. CapFi Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about CapFi Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 related to the Non-Covered Firm Provision.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
January 10, 2024

CapFi Partners's LLC Exemption Report

Capfi Partners LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to : effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients; participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception

CapFi Partners LLC

I, Mark Kimsey, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By



Mark Kimsey

Title: CEO